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                            Hudson City Bancorp, Inc.
                              West 80 Century Road
                            Paramus, New Jersey 07652

                                                                April 1, 2005


VIA EDGAR AND FACSIMILE


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


Attention: Mr. William Friar

  Re: Hudson City Bancorp, Inc.
      Registration Statement on Form S-3 (Registration No. 333- 122989) Request for Acceleration of Effectiveness
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Dear Ladies and Gentlemen:

         Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Hudson City Bancorp, Inc. (the "Company") hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3, as amended by pre-effective Amendments No. 1 and No. 2 (the "Filing"), be accelerated to 10:00 a.m. on Monday, April 4, 2005, or as soon as practicable thereafter.

         The cooperation of the staff is meeting this timetable is very much appreciated.

         The Company acknowledges that:

         o Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

         o The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

         o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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         Any questions should be addressed to Robert C. Azarow, Esq. of Thacher
Proffitt & Wood LLP, telephone (212) 912-7815.


                                 Very truly yours,


                                 HUDSON CITY BANCORP, INC.



                                 By: /s/ Ronald E. Hermance, Jr.
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                                 Ronald E. Hermance, Jr.
                                 Chairman, President and Chief Executive Officer